UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
EMMIS COMMUNICATIONS CORPORATION
(Name of Applicant)
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
12% PIK Senior Subordinated Notes due 2017	Up to an aggregate principal
amount of $84,275,100[1]
Approximate date of proposed Exchange Offer:
As soon as practicable after the date of this Application for Qualification
Name and address of agent for service:
J. Scott Enright, Esq.
Executive Vice President, General Counsel and Secretary
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
With a copy to:
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

[1] The actual aggregate principal amount of 12% PIK Senior Subordinated Notes due 2017 to be issued under the Indenture, which is defined below, may be less and depends upon the aggregate amount of 6.25% Series A Cumulative Convertible Preferred Shares that are exchanged in the Exchange Offer described in Item 2. Additional notes may be issued under the Indenture from time to time after completion of the Exchange Offer.

GENERAL
ITEM 1. GENERAL INFORMATION.
(a)	Emmis Communications Corporation (the “Company” or “Applicant”) is a corporation.

(b)	The Company is organized under the laws of Indiana.
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
     The Company may issue up to $84,275,100 aggregate principal amount of its new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in an offer (the “Exchange Offer”) to holders (the “Holders”) of the Company’s existing 6.25% Series A Cumulative Convertible Preferred Stock (the “Existing Preferred Stock”) to exchange $30.00 principal amount of New Notes for each $50.00 liquidation preference of Existing Preferred Stock, pursuant to the Proxy Statement/Offer to Exchange, incorporated by reference to Exhibit T3E.1. The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (this “Application”). No tenders of Existing Preferred Stock into the Exchange Offer will be accepted, and no New Notes will be issued, before the effectiveness of this Application. The Indenture provides that additional New Notes may be offered from time to time in the future, after the Exchange Offer is completed.
     The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchange Offer, except for payment of (i) advisory fees for a financial advisor which advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of its legal advisors for their legal services, (iii) the fees of the transfer agent for its services as a transfer agent, (iv) the fees of the exchange and information agent, for its acceptance and exchange services in relation to the Exchange Offer and (iii) fees charged by the trustee under the Indenture for its services as trustee. The Company’s financial advisor will not be making any recommendation with regard to the merits of the Exchange Offer and will not be soliciting, or participating in any solicitation of, any consents from any Holders of the Existing Preferred Stock in connection with the Exchange Offer. None of the Holders has made or will be requested to make any cash payment to the Company in connection with such Exchange Offer, other than payment of any applicable taxes.
AFFILIATIONS
ITEM 3. AFFILIATES.
     For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which list is incorporated herein by reference.
     The following is a list of subsidiaries of the Company that may be deemed to be affiliates of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or other equity interests of each of its subsidiaries, except where otherwise indicated.

	Jurisdiction of	% Owned by
Name of Affiliate	Incorporation	Applicant
Emmis Operating Company	Indiana	100%
Emmis Radio, LLC	Indiana	100%
Emmis Television Broadcasting, L.P.	Indiana	100%
Emmis Publishing, L.P.	Indiana	100%
Emmis Indiana Broadcasting, L.P.	Indiana	100%
Emmis International Broadcasting Corporation	California	100%
Emmis International Holding B.V.	Netherlands	100%
Emmis Netherlands B.V.	Netherlands	100%
Slager Radio Co. PLtd.	Hungary	59.5%
Slager Radio Sales Ltd.	Hungary	100%
D’Expres, a.s.	Slovakia	100%
Expres Media s.r.o.	Slovakia	100%
Expres Net a.s.	Slovakia	100%
Balkan Broadcasting EAD	Bulgaria	100%
Infopress & Co. EOOD	Bulgaria	100%
Radio FM & JSC	Bulgaria	100%
TRELI OOD	Bulgaria	100%
94.6 FM & Radio Varna OOD	Bulgaria	100%
99.6 FM & Radio Blagoevgard OOD	Bulgaria	100%
94.1 FM & Radio Bourgas EOOD	Bulgaria	100%
ORFEI Media FM OOD	Bulgaria	100%
Radio SVIAT EOODO	Bulgaria	100%
Emmis Meadowlands Corporation	Indiana	100%
Emmis Publishing Corporation	Indiana	100%
Emmis Television License, LLC	Indiana	100%
Emmis Radio License, LLC	Indiana	100%
Emmis License Corporation of New York	California	100%
Emmis Radio License Corporation of New York	California	100%
Mediatex Communications Corporation	Indiana	100%
Los Angeles Magazine Holding Company, Inc.	Indiana	100%
Radio Austin Management, L.L.C.	Texas	100%
Emmis Austin Radio Broadcasting Company, L.P.	Texas	100%
Orange Coast Kommunications, Inc.	Delaware	100%
Emmis Interactive, Inc.	Indiana	100%
KMVN, LLC	Indiana	100%
KMVN License, LLC	Indiana	100%
Ten Fifty Limited Partnership (L.P. Interest)	Indiana	50%
FM Broadcasters LLC	Illinois	25%
Waterloo II, Ltd.	Texas	6.6%
Ibiquity Digital Corporation	Delaware	less than 5%

	Jurisdiction of	% Owned by
Name of Affiliate	Incorporation	Applicant
Duffy Shamrock JV	Texas	50%
Exponentia	Canada	35%
BTC, LLC	Delaware	12.5%
     Mr. Jeffrey H. Smulyan, who is the Chairman, Chief Executive Officer and President of the Company, also beneficially owns all of the equity securities in JS Acquisition, LLC, a Delaware limited liability company (“JS Acquisition Parent”), and beneficially owns all of the capital stock of JS Acquisition, Inc., a Delaware corporation (“JS Acquisition”), which is making a cash tender offer (the “JS Acquisition Tender Offer”) for the Class A Common Stock, par value $0.01 per share, of the Company concurrently with the Exchange Offer. The JS Acquisition Tender Offer and the Exchange Offer are conditioned on each other. JS Acquisition Parent and JS Acquisition are affiliates of the Company. After the Exchange Offer is completed, it is contemplated that JS Acquisition will merge with and into the Company, with the Company surviving. Therefore, JS Acquisition Parent will be an affiliate of the Company following the completion of the Exchange Offer.
     Alden Media Holdings, LLC, a Delaware limited liability company (“Alden Media”), is expected to purchase preferred and common interests in JS Acquisition Parent in order to finance the JS Acquisition Tender Offer, other related transactions and transaction expenses. Alden Media and its affiliates, Alden Global Distressed Opportunities Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P., will also be affiliates of the Company once the Exchange Offer and related transactions are completed.
MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
     The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Emmis Communications Corporation, Attention: General Counsel, One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Name	Position
Ian D. Arnold	Vice President, Associate General Counsel and Assistant Secretary
Susan B. Bayh	Director
Paul V. Brenner	Senior Vice President and Chief Technology Officer
Rick Cummings	President of Radio Programming
J. Scott Enright	Executive Vice President, General Counsel and Secretary
Ryan A. Hornaday	Senior Vice President of Finance and Treasurer
Gary L. Kaseff	Director
Richard A. Leventhal	Director
Greg Loewen	Chief Strategy Officer and President – Publishing Division
Peter A. Lund	Director

Name	Position
Valerie C. Maki	Senior Vice President – Emmis Radio Division, Los Angeles Market Manager
Greg A. Nathanson	Director
Deborah Paul	Executive Vice President and Editorial Director – Publishing
Jeffrey H. Smulyan	Director, Chairman of the Board of Directors, Chief Executive Officer and President
Lawrence B. Sorrel	Director
Traci L. Thomson	Vice President – Human Resources
Patrick M. Walsh	Director, Executive Vice President, Chief Financial Officer and Chief Operating Officer
ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
     The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of May 27, 2010:

Percentage of
			Voting Securities	Percentage of
Name and Complete	Title of Class	Amount	of Each Class	Combined Voting
Mailing Address	Owned	Owned	Owned	Power
Jeffrey H. Smulyan c/o Emmis Communications Corporation, One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204	Class A Common Stock (one vote per share)	160,506.41 (1)	Less than 1% (6)(7)	Less than 1% (8)
	Class B Common Stock (10 votes per share)	6,101,476 (2)	100.0%	63.1% (8)
		Total: 6,261,982.41 (3)		Total: 63.2% (8)(9)

Alden Global Distressed Opportunities Master Fund, L.P. 885 Third Avenue, New York, New York 10022	Class A Common Stock (one vote per share)	4,243,578.28 (4)	10.1% (6)(7)	4.4% (8)
	Class B Common Stock (10 votes per share)	— (5)	— (5)	— (5)
		Total: 4,243,578.28 (4)		Total: 4.4% (8)(9)

(1)	Consists of (i) 8,441.41 shares of Class A Common Stock held in the 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (iv) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (v) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of May 26, 2010 and (vi) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Information about these shares was obtained from Mr. Smulyan’s Schedule 13D/A, filed on May 27, 2010.

(2)	Consists of 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually and options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of May 27, 2010. Information about these shares was obtained from Mr. Smulyan’s Schedule 13D/A, filed on May 27, 2010.

(3)	Because Mr. Smulyan, Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”) and shareholders of the Company set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders (the “Rollover Shareholders”) might be considered to be a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Smulyan might be considered to beneficially own 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden and 1,714,431 shares of Class A Common Stock held by the Rollover Shareholders, making his total beneficial ownership of Class A Common Stock of 6,118,515.69 shares and his total beneficial ownership of Class A and Class B Common Stock combined of 12,219,991.69 shares.

(4)	Consists of 1,406,500 shares of Class A Common Stock held by Alden and 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of the Existing Preferred Stock held by Alden are convertible. Information about these shares was obtained from Alden’s Schedule 13D/A, filed on May 27, 2010.

(5)	Because Alden, the Rollover Shareholders and Mr. Smulyan might be considered to be a “group” within the meaning of applicable regulations under the Exchange Act, Alden might be considered to beneficially own 160,506.41 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock beneficially owned by Mr. Smulyan and 1,714,431 shares of Class A Common Stock held by the Rollover Shareholders, making its total beneficial ownership of Class A Common Stock of 6,118,515.69 shares and its total beneficial ownership of Class A and Class B Commons Stock combined of 12,219,991.69 shares.

(6)	The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock outstanding as of April 30, 2010, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Existing Preferred Stock held by Alden; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on or within 60 days of May 27, 2010) and (iv) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 27, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(7)	Because Alden, Mr. Smulyan and the Rollover Shareholders might be considered to be a “group” within the meaning of applicable regulations under the Exchange Act, each of them might be considered to beneficially own 12,219,991.69 shares of Class A Common Stock (assuming the conversion of each share of Class B Common Stock into one share of Class A Common Stock) and, as a result, might be deemed to beneficially own 29.1% of the outstanding shares of Class A Common Stock.

(8)	The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock outstanding as of April 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 4,930,680 shares of Class B Common Stock outstanding as of April 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (iii) the number of shares of Class B Common Stock issuable upon the exercise by Mr. Smulyan of options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of May 27, 2010; (iv) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Existing Preferred Stock held by Alden and (iv) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 27, 2010.

(9)	Because Alden, Mr. Smulyan and the Rollover Shareholders might be considered to be a “group” within the meaning of applicable regulations under the Exchange Act, each of them might be considered to beneficially own 6,118,515.69 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock and, as a result, might be deemed to beneficially own 69.3% of the combined voting power of the outstanding shares of Class A and Class B Common Stock.
          The New Notes are being issued in connection with the Exchange Offer and a series of transactions relating to the equity securities of the Company which may result in the Company being taken private by Mr. Smulyan and JS Acquisition Parent, as described in more detail in the Proxy Statement/Offer to Exchange Offer (the “Transactions”). Following the completion of the Transactions, 10 shares of Class B Common Stock, which will represent 100% of the voting securities of the Company, will be held directly by Mr. Smulyan, and the Company will have no other voting securities outstanding.
ITEM 6. UNDERWRITERS.
(a) No person acted as an underwriter for the Company’s securities within the past three years.
(b) No person is acting as an underwriter for the offer or sale of the New Notes proposed to be issued under the Indenture.
ITEM 7. CAPITALIZATION.
(a) Set forth below is certain information as to each authorized class of securities of the Company as of April 30, 2010.

	Amount	Amount
	Authorized	Outstanding
	(Number of	(Number of
Title of Class	Shares)	Shares)
6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01	10,000,000	2,809,170

Class A Common Stock, par value $0.01	170,000,000	32,905,904

Class B Common Stock, par value $0.01	30,000,000	4,930,680

Class C Common Stock, par value $0.01	30,000,000	0

(b) On most matters coming before the holders of Common Stock of the Company, the holders of Class A and Class B Common Stock vote together as a single class, with each share of Class A Common Stock being entitled to one vote, and each share of Class B Common Stock being entitled to 10 votes. Holders of Existing Preferred Stock vote separately from the Common Stock and have one vote per share on any matter presented to the holders of Existing Preferred Stock.
     Following the completion of the Transactions, the Company will have 10 outstanding shares of voting common stock, all of which will be held directly by Mr. Smulyan. The Company will have 1,000,000 outstanding shares of non-voting common stock, all of which will be held by JS Acquisition Parent.
INDENTURE SECURITIES
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
     The New Notes will be issued under the Indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.
(a)	Events of Default; Withholding of Notice
     An “Event of Default” will occur under the Indenture if:
     (1) there shall be a default in the payment of any interest on any New Note when it becomes due and payable, and such default shall continue for a period of 30 days;
     (2) there shall be a default in the payment of the principal of (or premium, if any, on) any New Note at its maturity (upon acceleration, optional redemption, if any, or otherwise);
     (3) there shall be a default in the performance, or breach, of any covenant or agreement of the Company under the Indenture (other than a breach or default described in clauses (1) or (2) above) and such default or breach shall continue for a period of 60 days after a Notice of Default has been given;
     (4) the Company or any of its Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:
     (i) commences a voluntary case,
     (ii) consents to the entry of an order for relief against it in an involuntary case,

     (iii) consents to the appointment of a custodian of it or for all or substantially all of its property,
     (iv) makes a general assignment for the benefit of its creditors, or
     (v) generally is not paying its debts as they become due;
     (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (i) is for relief against the Company or any of its Significant Subsidiaries in an involuntary case;
     (ii) appoints a custodian of the Company or any of its Significant Subsidiaries or for all or substantially all of the property of the Company or any of its Significant Subsidiaries; or
     (iii) orders the liquidation of the Company or any of its Significant Subsidiaries;
     and such order or decree remains unstayed and in effect for 60 consecutive days.
     Except in the case of a Default or Event of Default in payment of principal of, premium or interest on, any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.
(b)	Authentication and Delivery of the New Notes; Use of Proceeds
     At least one Officer must sign the New Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note will nevertheless be valid. A New Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee will, upon receipt of a written order of the Company signed by an Officer, authenticate New Notes for original issue.
     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as the Trustee to deal with Holders, the Company or an Affiliate of the Company.
     There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Existing Preferred Stock.
(c)	Release and Substitution of Property Subject to Lien of the Indenture
     None. The New Notes will be unsecured.
(d)	Satisfaction and Discharge of the Indenture

     The Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:
     (1) either:
     (i) all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or
     (ii) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable or may be called for redemption within one year or have been called for redemption pursuant to Section 3.07 (“Optional Redemption”) of the Indenture and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, the Credit Agreement or any other material instrument to which the Company is a party or by which the Company is bound;
     (3) the Company has paid or caused to be paid all sums payable by it under the Indenture; and
     (4) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be.
     In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
(e)	Evidence of Compliance with Conditions and Covenants of the Indenture
     The Company is required to notify the Trustee within 10 business days after knowledge of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred.
     Upon request to the Trustee to take any action under any provision of the Indenture, the Company will generally furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in the Indenture and relating to such action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel to the Company, all such conditions precedent have been complied with.
ITEM 9. OTHER OBLIGORS.
     None.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This Application for qualification comprises:
     (a) Pages numbered 1 to 12, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A	Second Amended and Restated Articles of Incorporation of Emmis Communications Corporation, as amended effective June 13, 2005 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended February 28, 2006 filed with the Commission on May 12, 2006)

Exhibit T3B	Amended and Restated Code of By-Laws of Emmis Communications Corporation, as amended through July 30, 2009 (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended August 31, 2009 filed with the Commission on October 9, 2009)

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association as Trustee

Exhibit T3E.1	Preliminary Proxy Statement / Offer to Exchange of the Company, dated May 27, 2010 (incorporated herein by reference to the Company’s Schedule 14A filed with the Commission on May 27, 2010

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.3	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.5	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.6	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof)

*	filed herewith

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Emmis Communications Corporation, a corporation organized and existing under the laws of Indiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and the State of New York, on the 27th day of May, 2010.

EMMIS COMMUNICATIONS CORPORATION
(SEAL)

Attest:	/s/ Seth Horwitz	By:	/s/ J. Scott Enright
	Name: Seth Horwitz		Name: J. Scott Enright
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Second Amended and Restated Articles of Incorporation of Emmis Communications Corporation, as amended effective June 13, 2005 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended February 28, 2006 filed with the Commission on May 12, 2006)

Exhibit T3B	Second Amended and Restated Code of By-Laws of Emmis Communications Corporation, (as amended through May 25, 2010) (incorporated herein by reference to Exhibit 3.2 to the Company’s 8-K filed with the Commission on May 27, 2010)

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association as Trustee

Exhibit T3E.1	Preliminary Proxy Statement / Offer to Exchange of the Company, dated May 27, 2010 (incorporated herein by reference to the Company’s Schedule 14A filed with the Commission on May 27, 2010

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.3	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.5	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3E.6	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Company’s Schedule TO/Schedule 13E-3 filed with the Commission on May 27, 2010)

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof)

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified

*	filed herewith